

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Mr. Naresh Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd., Suite 211
York, PA 17402

> **Re:** **Ameri Metro, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2014**
> **Filed November 13, 2014**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2014**
> **Filed December 17, 2014**
> **File No. 0-54546**

Dear Mr. Mirchandani:

We have reviewed your response letter dated December 8, 2014 and have the following comments.

Form 10-K for the Fiscal Year Ended July 31, 2014

XBRL Data Exhibits

1.   We note your response to comment three from our letter dated November 24, 2014. Please apply in writing for a continuing hardship exemption from the requirement to provide interactive data if you cannot do so without undue burden or expense. Please refer to Rule 202 of Regulation S-T, as well as to the Commission's website, http://www.sec.gov/info/edgar/cfedgarguidance.htm.

Form 10-Q for the Fiscal Quarter Ended October 31, 2014

Certifications

2.   We note your disclosure in Item 4 that both your Chief Executive Officer and Chief Financial Officer concluded as to the effectiveness of your disclosure controls and procedures at October 31, 2014. In this regard, it is not clear to us why your Form 10-Q does not contain Section 302 and Section 906 certifications signed by your Chief Financial Officer. Please advise or amend your Form 10-Q to also include the certifications of your Chief Financial Officer.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeffrey Gordon at (202) 551-3866 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief